UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and

Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Yunji Inc.

(Name of Issuer)

Ordinary shares, par value of $0.000005 per share

(Title of Class of Securities)

98873N 107**

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

CUSIP number 98873N 107 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “YJ.” Each ADS represents ten Class A ordinary shares of the issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98873N 107	Page 2 of 7 pages

1	Name of Reporting Person Shanglue Xiao
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 984,960,000 ordinary shares. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 984,960,000 ordinary shares. See Item 4.
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 984,960,000 ordinary shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 48.0%. See Item 4.
12	Type of Reporting Person IN

CUSIP No. 98873N 107	Page 3 of 7 pages

1	Name of Reporting Person Lanlan Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 949,960,000 ordinary shares. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 949,960,000 ordinary shares. See Item 4.
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 949,960,000 ordinary shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 47.1%. See Item 4.
12	Type of Reporting Person CO

CUSIP No. 98873N 107	Page 4 of 7 pages

Item 1(a).	Name of Issuer:

Yunji Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

15/F, South Building, Hipark Phase 2

Xiaoshan District, Hangzhou 310000, Zhejiang Province

People’s Republic of China

Item 2(a).	Name of Person Filing:

Shanglue Xiao

Lanlan Ltd.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

Shanglue Xiao

15/F, South Building, Hipark Phase 2

Xiaoshan District, Hangzhou 310000, Zhejiang Province

People’s Republic of China

Lanlan Ltd.

Maples Corporate Services (BVI) Limited of Kingston Chambers

PO Box 173, Road Town

Tortola, British Virgin Islands

Item 2(c).	Citizenship:

Shanglue Xiao — People’s Republic of China

Lanlan Ltd. — British Virgin Islands

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value of $0.000005 per share, of the Issuer.

The Issuer’s ordinary shares consist of Class A ordinary shares, par value of $0.000005 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value of $0.000005 per share (“Class B Ordinary Shares”). Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class B Ordinary Share is convertible at the option of the holder at any time into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstance. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

Item 2(e).	CUSIP No.:

98873N 107

This CUSIP number applies to the American Depositary Shares of the Issuer (“ADSs”), every ADS representing ten Class A Ordinary Shares.

CUSIP No. 98873N 107	Page 5 of 7 pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the Issuer by each of the reporting persons is provided as of December 31, 2022:

	Amount beneficially owned		Percent of class		Percent of aggregate voting power:		Sole power to vote or direct the vote		Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of		Shared power to dispose or to direct the disposition of
Shanglue Xiao	984,960,000	(1)	48.0	% (2)	89.9	% (3)	984,960,000	(1)	0	984,960,000	(1)	0
Lanlan Ltd.	949,960,000	(4)	47.1	% (2)	89.9	% (3)	949,960,000	(4)	0	949,960,000	(4)	0

(1)

Represents (i) 949,960,000 Class B Ordinary Shares held by Lanlan Ltd., a British Virgin Islands company, (ii) 20,000,000 Class A Ordinary Shares issuable to Mr. Shanglue Xiao upon exercise of options within 60 days after December 31, 2022, and (iii) 15,000,000 Class A Ordinary Shares issuable to Mr. Shanglue Xiao upon vesting of restricted share units within 60 days after December 31, 2022. Lanlan Ltd. is 100% owned by XSL Global Limited, a British Virgin Islands company, which is in turn wholly owned by XSL Family Trust, a trust established under the laws of Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Mr. Shanglue Xiao is the settlor and the beneficiary of XSL Family Trust. Mr. Xiao is also the member of the protective committee, and makes investment decision with respect to the shares of Issuer owned by Lanlan Ltd. Mr. Shanglue Xiao is the sole director of Lanlan Ltd. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Shanglue Xiao may be deemed to beneficially own all of the shares of the Issuer owned by Lanlan Ltd.

(2)

The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 2,018,397,352 outstanding ordinary shares, being the sum of 1,068,437,352 Class A Ordinary Shares (excluding the 140,393,870 Class A Ordinary Shares in the form of ADSs held as treasury shares and reserved for future issuance upon the exercising or vesting of awards granted under the Issuer’s share incentive plans) and 949,960,000 Class B Ordinary Shares outstanding as of December 31, 2022 as a single class. In computing the percentage ownership of the reporting persons, we have included shares that the reporting persons have the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, after December 31, 2022.

(3)

The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s Class A Ordinary Shares and Class B Ordinary Shares as of December 31, 2022 as a single class. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

(4)	Represents 949,960,000 Class B Ordinary Shares held by Lanlan Ltd., a British Virgin Islands company.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

CUSIP No. 98873N 107	Page 6 of 7 pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

CUSIP No. 98873N 107	Page 7 of 7 pages

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Schedule 13G filed on February 7, 2020 by the reporting persons with the Securities and Exchange Commission)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2023

Shanglue Xiao

/s/ Shanglue Xiao

Lanlan Ltd.

By:	/s/ Shanglue Xiao
Name:	Shanglue Xiao
Title:	Director

[Signature Page to Schedule 13G]